SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                               No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 30, 2007, reporting financial results for the third quarter ended September 30, 2007.

DS Third Quarter Software Revenue Growth Exceeds 17% in Constant Currencies

Paris, France, October 30, 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported financial results for the third quarter and nine months ended September 30, 2007.

Summary Third Quarter 2007 Financial Highlights

•	GAAP software revenue up 19% in constant currencies; non-GAAP software revenue up 17% in constant currencies
•	SolidWorks new seats up 19%
•	DS reconfirms 2007 constant currency non-GAAP revenue growth objective of 14% to 15% and adjusts 2007 non-GAAP EPS objective to €1.96 to €2.00 for weaker US dollar
•	DS initiates 2008 non-GAAP growth objectives for software and total revenue

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented,“DS had a satisfactory third quarter, despite currency headwinds, with strong software performance. We continue to make good progress in our PLM Value channel transformation and SolidWorks had a rewarding quarter with 20% non-GAAP revenue growth in constant currencies.

“DS is expanding the scope of its PLM portfolio to revolutionize the way companies can share and reuse 3D product data. Our goal is to help companies leverage their product-related data wherever it may reside for product documentation, technical training, maintenance, customer service as well as for marketing and sales. With the acquisition of Seemage, we are adding an innovative team and technology in support of this vision.

“We continue to focus our R&D efforts on developing technologies for next-generation, online collaboration. As part of our 3D For ALL strategy, we recently launched with Microsoft, Virtual Earth – 3DVIA Shape. This online application enables users to easily create realistic 3D models of homes and buildings, and then share them with others in online communities.”

Third Quarter 2007 Financial Summary

Third Quarter 2007 Financial Highlights:

Third Quarter 2007 In millions of Euro, except per share data	GAAP			Non-GAAP
	Q3 2007	Growth	Growth in cc*	Q3 2007	Growth	Growth in cc*
Total Revenue	299.1	8%	13%	301.3	7%	12%
Software Revenue	255.9	14%	19%	258.1	12%	17%
EPS[1]	0.26	-24%[1]		0.39	-3%[1]
Operating Margin	15.7%			22.5%

* In constant currencies.

1EPS growth trends in the third quarter were impacted both in GAAP and non-GAAP by one-time, positive tax restructuring effects in the year-ago period. Specifically, GAAP pretax income increased 6% to €48.6 million in the 2007 third quarter, while GAAP earnings per diluted share of €0.26 decreased 24% on a higher effective tax rate of 35.8% compared to 11.8% in the year-ago period. Non-GAAP pre-tax income increased 6% to €69.5 million compared to €65.4 million in the year-ago quarter, while non-GAAP earnings per diluted share of €0.39, in line with the Company’s objective, decreased 3% on a higher effective tax rate of 32.7% compared to 28.0% in the year-ago quarter.

Third quarter software performance was driven by good software revenue growth in both PLM and Mainstream 3D segments.

•

Non-GAAP PLM revenue rose 10% in constant currencies in the third quarter. CATIA is seeing continued momentum in large accounts and increasing interest in CATIA PLM Express in the PLM Value channel. New CATIA seats in the quarter increased 4% to 7,704. ENOVIA, following a robust first half, had non-GAAP revenue growth of 12% in constant currencies in the third quarter and is on track to deliver a solid full year performance.

•	DS PLM Value channel continues to advance its transformation on the original timetable, is seeing growth in new customers and is starting to expand VAR capacity.

•

SIMULIA saw strong interest for its simulation applications in the third quarter continuing the trends of the first half of this year with expanding relationships with its largest customers, broadening of its customer base, and growth in automotive and aerospace which should help drive market share gains for SIMULIA.

•

SolidWorks delivered a record quarter for revenue. Non-GAAP SolidWorks revenue increased 20% in constant currencies with seat growth of 19% (11,350 seats) demonstrating good demand from companies looking to convert to 3D from 2D legacy design tools. Total Mainstream 3D non-GAAP revenue, which now includes both SolidWorks and CosmosWorks, increased 19% in constant currencies in the third quarter.

•

All regions contributed to the growth in non-GAAP revenue in the third quarter, led by Asia, up 27% in constant currencies; the Americas up 10% in constant currencies and Europe higher by 5%. In addition, all three geographic regions reported double-digit software growth in constant currencies.

•

Service revenue, which totaled €43.2 million in the 2007 third quarter, decreased 11% in constant currencies on an unusually strong base of comparison as 2006 third quarter service revenue was up 72% in constant currencies.

•

On October 18, 2007, Microsoft and DS introduced Microsoft Virtual Earth – 3DVIA. This free online application, developed by Dassault Systèmes, allows consumers to create realistic 3D models - such as buildings and structures - and then share them through Microsoft Virtual Earth and online communities.

•

New wins in the quarter included: LG and Yantai Raffles in collaboration, HydroQuebec and KTM in simulation, Valeo in digital manufacturing and Foxconn, a combined PLM design and collaboration win, among others.

Nine-Month 2007 Financial Summary

•	Year-to-date GAAP software revenue up 17% in constant currencies and non-GAAP software revenue up 16% in constant currencies

Nine-Month 2007 Financial Highlights:

Nine Months ended September 30, 2007 In millions of Euro, except per share data	GAAP			Non-GAAP
	YTD 2007	Growth	Growth in cc*	YTD 2007	Growth	Growth in cc*
Total Revenue	895.7	11%	16%	904.8	10%	15%
Software Revenue	755.0	12%	17%	764.1	10%	16%
EPS	0.85	0%		1.20	8%
Operating Margin	16.5%			22.7%

* In constant currencies.

Cash flow and other financial highlights

Net operating cash flow totalled €62.9 million and €240.1 million, respectively, for the third quarter and nine months ended September 30, 2007. Cash and short-term investments aggregated €571.1 million and long-term debt totalled €210.5 million at September 30, 2007.

Segment Information

Commencing with the 2007 third quarter, DS has reclassified CosmosWorks to its Mainstream 3D business segment from the PLM segment reflecting the fact that CosmosWorks’ products are primarily sold through the SolidWorks channel in conjunction with the sale of SolidWorks products. All other DS simulation applications are classified within the PLM segment. In this press release, all references to SolidWorks’ revenues exclude CosmosWorks. All references to Mainstream 3D in this press release include both SolidWorks and CosmosWorks revenues. Detailed reconciliations for prior periods can be found on the Company’s website: www.3ds.com within the 2007 third quarter presentation.

Other Corporate Announcements

On October 2, 2007 DS announced that it expanded its market coverage into the product documentation market with the acquisition of Seemage, an innovative start-up. In combination, DS plans to offer a new class of desktop-based content authoring tools specifically addressing new communities including product documentation, customer service, technical training and marketing and sales.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented,“Based upon our financial performance through the first nine months and with our third quarter in line with our expectations, we are reconfirming our 2007 constant currency non-GAAP revenue objective for growth of about 14-15% but are adjusting our 2007 non-GAAP reported revenue range to about €1.275 to €1.285 billion and our non-GAAP earnings per share objective to about €1.96 to €2.00 to reflect an update of our US dollar exchange rate assumption to US$1.45 per €1.00 versus US$1.35 previously.

“Looking to 2008, we see a continuation of the favorable demand dynamics for our software. We are introducing our 2008 initial constant currency non-GAAP software revenue growth objective of about 12% and non-GAAP total revenue growth of about 10% in constant currencies.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below:

•	Fourth quarter non-GAAP total revenue objective of about €370 to €380 million; non-GAAP EPS of about €0.76 to €0.80 and non-GAAP operating margin of about 36%;
•	2007 non-GAAP total revenue objective of about 14% to 15% growth in constant currencies (unchanged);
•	2007 non-GAAP EPS objective of about €1.96 to €2.00, representing about 7% to 9% growth (previously €2.00 to €2.05);
•	2007 non-GAAP operating margin objective of about 27% (unchanged);
•	Objectives based upon exchange rate assumptions for the 2007 fourth quarter of US$1.45 (previously US$1.35) per €1.00 and JPY 165 (unchanged) per €1.00;
•	2007 non-GAAP revenue range of about €1.275 to €1.285 billion, updated from the prior range of €1.285 to €1.30 billion.

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €12 million (before Seemage) for 2007; stock-based compensation expense estimated at approximately €18 million for 2007 and amortization of intangibles estimated at approximately €48 million (before Seemage) for 2007. These estimates do not include any new stock option or share grants, or any new acquisitions completed after October 30, 2007.

Recent Business News Highlights

•	On October 16th, DS announced that ITER was using DELMIA solutions to virtually define a future power generation plant.
•	On October 8th, DS announced that Valeo had selected DELMIA digital manufacturing solutions for manufacturing processes improvement.
•	On October 4th, DS launched DELMIA PLM Express.
•	On September 25th, DS announced Version 5 Release 18 of its PLM portfolio.
•	On September 24th, SolidWorks unveiled PDMWorks Enterprise 2008.
•	On September 19th, DS launched Apparel PLM Solution for the Mid-Market.
•	On September 13th, DS announced the availability of Abaqus for CATIA Version 2.5.

Conference call information

Dassault Systèmes will host a teleconference call today, Tuesday, October 30, 2007 at 3:00 PM CET/2:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/ . Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company’s website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/ . Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Forward-looking information

Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar to euro exchange rate of US$1.45 per €1.00 and an average Japanese yen to euro exchange rate of JPY165 to €1.00 for the fourth quarter of 2007; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2006, which was filed with the SEC on May 29, 2007, could materially affect the Company's financial position or results of operations.

Non-GAAP financial information

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Information in constant currencies

When we believe it would be helpful for understanding trends in our business, we provide percentage increases or decreases in our revenue (in both US GAAP and on a non-GAAP basis) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein "in constant currencies", the results of the "current" period have first been recalculated using the average exchange rates of the comparable period in the preceding year, and then compared with the results of the comparable period in the preceding year.

About Dassault Systèmes:

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valerie Agathon/Beatrix Martinez	Harriet Keen/Haya Chelhot
33.1.40.99.69.24	44.20.7831.3113
Pierre Mas/Carole Richon
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES

CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)

(in millions of Euro, except per share data, unaudited)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
New licenses revenue	92.8	94.7	284.8	297.9
Periodic licenses, maintenance and product development revenue	163.1	130.7	470.2	378.6
Software revenue	255.9	225.4	755.0	676.5
Services and other revenue	43.2	50.9	140.7	131.9
Total Revenue	€299.1	€276.3	€895.7	€808.4

Cost of software revenue, excluding amortization of acquired intangibles	16.0	13.1	41.8	36.2
Cost of services and other revenue	38.4	36.6	117.1	104.4
Research and development	76.3	77.0	228.3	224.8
Marketing and sales	83.5	73.0	254.9	211.7
General and administrative	24.4	20.9	70.4	59.3
Amortization of acquired intangibles	13.6	11.0	35.4	30.4
Total Operating Expenses	€252.2	€231.6	€747.9	€666.8
Operating Income	€46.9	€44.7	€147.8	€141.6
Financial revenue and other, net	1.7	1.0	8.0	0.3
Income before income taxes	48.6	45.7	155.8	141.9
Income tax expense	(17.4)	(5.4)	(53.7)	(39.2)
Minority interest	(0.1)	0.6	(0.2)	(1.1)
Net Income	€31.1	€40.9	€101.9	€101.6
Basic net income per share	€0.27	€0.35	€0.88	€0.88
Diluted net income per share	€0.26	€0.34	€0.85	€0.85
Basic weighted average shares outstanding (in millions)	116.8	115.3	116.3	115.1
Diluted weighted average shares outstanding (in millions)	120.4	118.9	119.5	119.1

U.S. GAAP revenue variation as reported and in constant currencies

	Three months ended Sept. 30, 2007*		Nine months ended Sept. 30, 2007*
	Variation	Variation in cc**	Variation	Variation in cc**
GAAP Revenue	8%	13%	11%	16%
GAAP Revenue by activity
Software Revenue	14%	19%	12%	17%
Services and other Revenue	(15%)	(11%)	7%	12%
GAAP Revenue by segment
PLM	7%	12%	11%	17%
of which ENOVIA	15%	20%	43%	50%
Mainstream 3D	13%	18%	8%	14%
GAAP Revenue by geography
Americas	6%	14%	15%	25%
Europe	5%	5%	6%	6%
Asia	18%	27%	14%	24%
*	Variation compared to the same period in the prior year.

** In constant currencies.

DASSAULT SYSTEMES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

(in millions of Euro, unaudited)

	September 30, 2007	December 31, 2006
TOTAL ASSETS
Cash and short-term investments	571.1	459.2
Accounts receivable, net	241.4	303.6
Other assets	1,131.8	1,093.2
Total assets	€1,944.3	€1,856.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	210.5	204.3
Other liabilities	584.1	541.7
Shareholders’ equity	1,149.7	1,110.0
Total liabilities and shareholders’ equity	€1,944.3	€1,856.0

DASSAULT SYSTEMES

CONDENSED CASH FLOW STATEMENTS (U.S. GAAP)

(in millions of Euro, unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2007	Sept. 30, 2006	Variation	Sept. 30, 2007	Sept. 30, 2006	Variation
Net Income	31.1	40.9	(9.8)	101.9	101.6	0.3
Changes in working capital and non-cash P&L items	31.8	18.8	13.0	138.2	123.0	15.2
Net Cash provided by (used in) operating activities	62.9	59.7	3.2	240.1	224.6	15.5

Acquisition of assets and equity, net of cash	(30.4)	(3.1)	(27.3)	(90.3)	(280.4)	190.1
Sale of assets and equity	0.1	0.1	0.0	0.1	0.1	0.0
Loans and others	0.2	0.0	0.2	(0.5)	1.8	(2.3)
Net Cash provided by (used in) investing activities	(30.1)	(3.0)	(27.1)	(90.7)	(278.5)	187.8
Borrowing	0.0	0.0	0.0	0.0	200.0	(200.0)
Share repurchase and proceeds from stock option exercise, net	10.1	(28.3)	38.4	37.9	(5.6)	43.5
Payments on capital lease obligations	0.0	(0.4)	0.4	(0.4)	(1.3)	0.9
Dividend	0.0	(48.2)	48.2	(50.8)	(48.2)	(2.6)
Net Cash provided by (used in) financing activities (1)	10.1	(76.9)	87.0	(13.3)	144.9	(158.2)

Effect of exchange rate changes on treasury (2)	(16.4)	2.0	(18.4)	(24.2)	(15.6)	(8.6)

Increase (Decrease) in treasury (2)	26.5	(18.2)	44.7	111.9	75.4	36.5

Treasury (2) at beginning of period	544.6	473.5		459.2	379.9
Treasury (2) at end of period	571.1	455.3		571.1	455.3

(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

DASSAULT SYSTEMES

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

US GAAP – NON-GAAP RECONCILIATION

(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Three months ended September 30,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non- GAAP (2)
Total Revenue	€ 299.1	2.2	€ 301.3	€ 276.3	6.0	€ 282.3	8%	7%

Total Revenue breakdown by activity
Software revenue	255.9	2.2	258.1	225.4	6.0	231.4	14%	12%
Services and other revenue	43.2			50.9			(15%)

Total Revenue breakdown by segment
PLM revenue	237.2	1.8	239.0	221.3	5.9	227.2	7%	5%
of which ENOVIA revenue	57.1	1.0	58.1	49.6	4.8	54.4	15%	7%
Mainstream 3D revenue	61.9	0.4	62.3	55.0	0.1	55.1	13%	13%

Total Revenue breakdown by geography
Americas	96.1	0.9	97.0	90.8	4.2	95.0	6%	2%
Europe	130.9	1.0	131.9	124.2	1.4	125.6	5%	5%
Asia	72.1	0.3	72.4	61.3	0.4	61.7	18%	17%

Total Operating Expenses	€ 252.2	(18.7)	€ 233.5	€ 231.6	(13.7)	€ 217.9	9%	7%
Stock-based compensation expense	5.1	(5.1)	-	2.7	(2.7)	-	n/a	n/a
Amortization of acquired intangibles	13.6	(13.6)	-	11.0	(11.0)	-	n/a	n/a

Operating Income	€ 46.9	20.9	€ 67.8	€ 44.7	19.7	€ 64.4	5%	5%
Operating Margin	15.7%		22.5%	16.2%		22.8%
Income before Income Taxes	48.6	20.9	69.5	45.7	19.7	65.4	6%	6%
Income tax expense	(17.4)	(5.3)	(22.7)	(5.4)	(12.9)	(18.3)	n/a	n/a
Income tax effect of adjustments above	5.3	(5.3)	-	6.1	(6.1)	-	n/a	n/a
One-time tax restructuring effects	-			6.8	(6.8)	-	n/a	n/a
Minority interest	(0.1)			0.6			n/a	n/a
Net Income	€ 31.1	15.6	€ 46.7	€ 40.9	6.8	€ 47.7	(24%)	(2%)
Diluted Net Income Per Share (3)	€ 0.26	0.13	€ 0.39	€ 0.34	0.06	€ 0.40	(24%)	(3%)

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

	Three months ended September 30,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	38.4	(0.2)	38.2	36.6	0.3	36.9
Research and development	76.3	(3.0)	73.3	77.0	(1.4)	75.6
Marketing and sales	83.5	(1.0)	82.5	73.0	(1.0)	72.0
General and administrative	24.4	(0.9)	23.5	20.9	(0.6)	20.3
Total stock-based compensation expense		(5.1)			(2.7)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 120.4 million diluted shares for Q3 2007 and 118.9 million diluted shares for Q3 2006.

DASSAULT SYSTEMES

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

US GAAP – NON-GAAP RECONCILIATION

(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Nine Months ended September 30,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non-GAAP (2)
Total Revenue	€ 895.7	9.1	€ 904.8	€ 808.4	15.9	€ 824.3	11%	10%

Total Revenue breakdown by activity
Software revenue	755.0	9.1	764.1	676.5	15.9	692.4	12%	10%
Services and other revenue	140.7			131.9			7%

Total Revenue breakdown by segment
PLM revenue	710.2	6.4	716.6	637.2	14.4	651.6	11%	10%
of which ENOVIA revenue	173.0	5.3	178.3	121.1	7.5	128.6	43%	39%
Mainstream 3D revenue	185.5	2.7	188.2	171.2	1.5	172.7	8%	9%

Total Revenue breakdown by geography
Americas	285.8	4.3	290.1	247.7	8.7	256.4	15%	13%
Europe	394.5	3.6	398.1	371.0	5.0	376.0	6%	6%
Asia	215.4	1.2	216.6	189.7	2.2	191.9	14%	13%

Total Operating Expenses	€ 747.9	(48.2)	€ 699.7	€ 666.8	(37.6)	€ 629.2	12%	11%
Stock-based compensation expense	12.8	(12.8)	-	7.2	(7.2)	-	n/a	n/a
Amortization of acquired intangibles	35.4	(35.4)	-	30.4	(30.4)	-	n/a	n/a

Operating Income	€ 147.8	57.3	€ 205.1	€ 141.6	53.5	€ 195.1	4%	5%
Operating Margin	16.5%		22.7%	17.5%		23.7%
Income before Income Taxes	155.8	57.3	213.1	141.9	53.5	195.4	10%	9%
Income tax expense	(53.7)	(16.2)	(69.9)	(39.2)	(23.3)	(62.5)	n/a	n/a
Income tax effect of adjustments above	16.2	(16.2)	-	16.5	(16.5)	-	n/a	n/a
One-time tax restructuring effects	-			6.8	(6.8)	-	n/a	n/a
Minority interest	(0.2)			(1.1)			n/a	n/a
Net Income	€ 101.9	41.1	€ 143.0	€ 101.6	30.2	€ 131.8	0%	8%
Diluted Net Income Per Share (3)	€ 0.85	0.35	€ 1.20	€ 0.85	0.26	€ 1.11	0%	8%

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

	Nine months ended September 30,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	117.1	(0.5)	116.6	104.4	(0.2)	104.2
Research and development	228.3	(7.4)	220.9	224.8	(4.3)	220.5
Marketing and sales	254.9	(2.6)	252.3	211.7	(1.6)	210.1
General and administrative	70.4	(2.3)	68.1	59.3	(1.1)	58.2
Total stock-based compensation expense		(12.8)			(7.2)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 119.5 million diluted shares for YTD 2007 and 119.1 million diluted shares for YTD 2006.

DASSAULT SYSTEMES

NON-GAAP KEY FIGURES

(in millions of Euro, except per share data, headcount and exchange rates, unaudited)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets, stock-based compensation expense and the one-time effects of a tax restructuring.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables.

	Three months ended				Nine months ended
	September 30, 2007	September 30, 2006	Variation	Variation in cc*	September 30, 2007	September 30, 2006	Variation	Variation in cc*
Non-GAAP Revenue	€ 301.3	€ 282.3	7%	12%	€ 904.8	€ 824.3	10%	15%

Non-GAAP Revenue breakdown by activity
Software Revenue	258.1	231.4	12%	17%	764.1	692.4	10%	16%
Services and other Revenue	43.2	50.9	(15%)	(11%)	140.7	131.9	7%	12%

Non-GAAP Revenue breakdown by segment
PLM	239.0	227.2	5%	10%	716.6	651.6	10%	15%
of which ENOVIA	58.1	54.4	7%	12%	178.3	128.6	39%	45%
Mainstream 3D	62.3	55.1	13%	19%	188.2	172.7	9%	15%

Non-GAAP Revenue breakdown by geography
Americas	97.0	95.0	2%	10%	290.1	256.4	13%	22%
Europe	131.9	125.6	5%	5%	398.1	376.0	6%	6%
Asia	72.4	61.7	17%	27%	216.6	191.9	13%	24%

Non-GAAP Operating Income	67.8	64.4	5%		205.1	195.1	5%
Non-GAAP Operating Margin	22.5%	22.8%			22.7%	23.7%
Non-GAAP Net Income	46.7	47.7	(2%)		143.0	131.8	8%
Non-GAAP Diluted Net Income Per Share	0.39	0.40	(3%)		1.20	1.11	8%

Closing headcount	7,255	6,772	7%

Average Rate USD per Euro	1.37	1.27	8%		1.34	1.24	8%
Average Rate JPY per Euro	161.9	148.1	9%		160.4	144.1	11%

* In constant currencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 30, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer